

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 11, 2009

<u>Via U.S. Mail</u>

Mr. Mark Murphy
Chief Executive Officer
Pro-Dex, Inc.
2361 McGaw Avenue
Irvine, CA   92614

> **RE: Pro-Dex, Inc.**
> **Form 10-KSB for fiscal year ended June 30, 2008**
> **Filed September 22, 2008**
> **File No. 0-14942**

Dear Mr. Murphy:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief